UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Schedule 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 5) *

LUMINAR TECHNOLOGIES, INC.
(Name of Issuer)
Common Stock, par value $0.0001 per share
(Title of Class of Securities)
550424 105
(CUSIP Number)
Austin Russell
c/o Luminar Technologies, Inc.
2603 Discovery Drive, Suite 100
Orlando, FL 32826
(407) 900-5259
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
May 15, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), §240.13d-(f) or §240.13d-1(g), check the following box:     ☐
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A
CUSIP No. 550424 105

1.	Name of Reporting Person
Austin Russell
2.	Check the Appropriate Box if a Member of a Group
	(a) ☐	(b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions)
OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
Not Applicable
6.	Citizenship or Place of Organization
United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
101,685,468 (1)
	8.	Shared Voting Power
0
	9.	Sole Dispositive Power
101,685,468 (1)
	10.	Shared Dispositive Power
0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person
101,685,468 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13.	Percent of Class Represented by Amount in Row (11)
26.9% (2)(3)(4)
14.	Type of Reporting Person
IN
(1)    Represents 97,088,670 shares of Class B Common Stock and 4,596,798 shares of Class A Common Stock of Luminar Technologies, Inc. (the “Company”). The Class B Common Stock is convertible into shares of Class A Common Stock on a one-to-one basis at any time at the option of the holder upon written notice to the Company. In addition, the Class B Common Stock will automatically convert into shares of Class A Common Stock immediately prior to the close of business on the earliest to occur of certain events specified in the Company’s Second Amended and Restated Certificate of Incorporation.
(2)    Based on the aggregate of 377,656,745 shares of Common Stock of the Company comprised of 280,568,075 shares of Class A Common Stock and 97,088,670 shares of Class B Common Stock as of April 28, 2023, as reported in the quarterly report on Form 10-Q filed by the Company with the Securities and Exchange Commission on May 10, 2023 (the “Form 10-Q”).
(3)    The aggregate number of shares of Class B Common Stock beneficially owned by the Reporting Person as set forth above are treated as converted into Class A Common Stock only for the purpose of computing the percentage ownership of the Reporting Person.

(4)    Each share of Class A Common Stock is entitled to one vote and each share of Class B Common Stock is entitled to ten votes.
Preliminary Note This Amendment No. 5, dated May 17, 2023 (this “Amendment No. 5”), supplements and amends the Schedule 13D filed on February 16, 2021 (as amended by Amendment No. 1, dated July 2, 2021, Amendment No. 2, dated August 13, 2021, Amendment No. 3, dated December 27, 2021, and Amendment No.4, dated May 6, 2022, the “Schedule 13D”) relating to shares of Class A Common Stock, $0.0001 par value per share (the “Class A Common Stock”) and shares of Class B Common Stock, $0.0001 par value per share (the “Class B Common Stock” and, together with the Class A Common Stock, the “Common Stock”), of the Company. Capitalized terms used in this Amendment No. 5 and not otherwise defined herein shall have the same meanings ascribed to them in the Schedule 13D.
Item 3. Source and Amount of Funds or Other Consideration
The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 3.
Item 4. Purposes of Transactions
Item 4 of the Schedule 13D is hereby amended and supplemented by inserting the following text at the end thereof.
On May 15, 2023, the Reporting Person purchased in open market transactions an aggregate of 2,625,685 shares of Class A Common Stock at an average price of approximately $5.92 per share for an aggregate purchase price of approximately $15,534,453. On May 16, 2023, the Reporting Person purchased in open market transactions an aggregate of 941,113 shares of Class A Common Stock at an average price of approximately $6.14 per share for an aggregate purchase price of approximately $5,780,630.

From May 2022 to September 2022, the Reporting Person purchased an aggregate of 875,000 shares of Class A Common Stock as reported on Forms 4 filed by the Reporting Person with the Securities and Exchange Commission.

Item 5.     Interest in Securities of the Issuer
Item 5 of the Schedule 13D is amended and restated in its entirety by inserting the following information:
(a) - (b) The Reporting Person has beneficial ownership of 101,685,468 shares of Common Stock. The percentage of beneficial ownership is approximately 26.9% of the outstanding shares of the Common Stock. The percentage of the Common Stock is based on the aggregate of 377,656,745 shares of Common Stock of the Company as of April 28, 2023, as reported in the Form 10-Q.
The Reporting Person has the sole power to dispose or direct the disposition of all shares of the Common Stock that the Reporting Person beneficially owned as of May 16, 2023.
(c) Except as described in Item 4, the Reporting Person has not effected any transactions in the Common Stock in the past 60 days.
(d) - (e) Not applicable.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

Date: May 17, 2023	By:	/s/ Austin Russell
Austin Russell

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